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                                                                       EXHIBIT 4
                          HOME SHOPPING NETWORK
Corporate Communications, P.O. Box 9090, Clearwater, FL 34618-9090

FOR IMMEDIATE RELEASE                                          NOVEMBER 27, 1995
HSN/PRO0436                                            CONTACT: LOUISE I. CLEARY



             DILLER APPOINTED CHAIRMAN OF HSN'S BOARD OF DIRECTORS


         ST. PETERSBURG, FLORIDA -- Home Shopping Network, Inc. (NYSE:HSN) announced today that Barry Diller, currently an HSN director, has been appointed as its new chairman of the board. In addition, Diller and certain members of his proposed management team have been granted options to purchase approximately 15 million shares of the company's common stock at a price of $8.50 per share.
         HSN also announced that its board of directors has been advised of a proposal by Liberty Media Corporation, which owns shares representing 80 percent of the voting stock of HSN, regarding the transfer of these shares to Silver King Communications, Inc. in exchange for securities of Silver King. Details of the proposed exchange were not released, but consummation of the transaction would be subject to certain steps, including the approval of Silver King shareholders. Diller became chairman of the board and chief executive officer of Silver King in August 1995. Silver King owns 12 television stations which broadcast HSN's programming.
                 The board of directors of HSN will consider this proposed transaction for any action its considers appropriate at a meeting today.

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For more information contact: Corporate Communications, Home Shopping Network,
Inc. (813) 572-8585